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AB
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MAR 01 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bostonia Global Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

264 Beacon Street, 3rd Floor
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Diamos 404-303-8840 Ext 201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rogers, Suleski & Associates, LLC
(Name – *if individual, state last, first, middle name*)

464 Hillside Avenue, Suite 202 (Address) Needham Heights, (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Anthony Diamos, FINOP/CFO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bostonia Global Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP/CFO

Title

MICHAEL O BROWN
NOTARY PUBLIC
MY COMMISSION EXPIRES MARCH 20, 2012
FULTON COUNTY, GA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTONIA GLOBAL SECURITIES LLC

Financial Statements

For the Years Ended December 31, 2009 and 2008

BOSTONIA GLOBAL SECURITIES LLC
Financial Statements
For the Years Ended December 31, 2009 and 2008

Contents

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax 781-444-9475
www.rogers-suleski.com

Independent Auditors' Report

To the Members of
Bostonia Global Securities LLC
Boston, Massachusetts

We have audited the accompanying balance sheet of Bostonia Global Securities LLC as of December 31, 2009 and 2008, and the related statements of income, members' equity, and cash flows for the years then ended December 31, 2009 and 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bostonia Global Securities LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Income Statement Schedule and the Computation of Net Capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rogers, Suleski & Associates, LLC

Needham Heights, Massachusetts
February 10, 2010

BOSTONIA GLOBAL SECURITIES LLC
Balance Sheet
As of December 31, 2009 and 2008

	2009	2008
ASSETS		
Current assets:		
Cash	$1,312,435	$ 871,337
Security deposit	151	151
Deposit account, clearing broker	100,000	100,068
Note receivable – Bostonia Partners, LLC	-	6,697
Note receivable – Employee	8,939	-
Total current assets	1,421,525	978,253
Property and equipment, net	21,054	25,204
Other assets:		
Investments	60,000	60,000
Total other assets	60,000	60,000
Total Assets	$1,502,579	$1,063,457
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,010	$ 14,498
Accrued expenses	23,746	15,607
Total current liabilities	25,756	30,105
Members' equity:		
Membership units	87,500	87,500
Accumulated capital	1,389,323	945,852
Total members' equity	1,476,823	1,033,352
Total Liabilities and Members' Equity	$1,502,579	$1,063,457

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC
Statement of Income
For the Years Ended December 31, 2009 and 2008

	2009	2008
Net revenue	$8,219,094	$4,623,348
Operating expenses	2,857,711	1,685,014
Income from operations	5,361,383	2,938,334
Other income	-	969
Net income	$5,361,383	$2,939,303

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC
Statement of Members' Equity
For the Years Ended December 31, 2009 and 2008

	Membership Units	*Accumulated Capital*	*Total Members' Equity*
Balance at December 31, 2007	$ 87,500	$ 137,949	$ 225,449
Net income	-	2,939,303	2,939,303
Members' capital distributions	-	(2,131,400)	(2,131,400)
Balance at December 31, 2008	87,500	945,852	1,033,352
Net income	-	5,361,383	5,361,383
Members' capital distributions	-	(4,917,912)	(4,917,912)
Balance at December 31, 2009	$ 87,500	$1,389,323	$1,476,823

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC
Statement of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$5,361,383	$2,939,303
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	11,524	11,085
Amortization	558	558
Disposal of fixed assets	-	1,490
(Increase) decrease in operating assets:		
Note receivable, Bostonia Partners LLC	6,697	(1,566)
Note receivable, employee	(8,939)	-
Reserve account, clearing broker	68	(223)
Increase (decrease) in operating liabilities:		
Accounts payable	(12,487)	10,891
Accrued expenses	8,139	2,641
Net Cash Provided by Operating Activities	5,366,943	2,964,179
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(7,933)	(5,231)
Net Cash Used in Investing Activities	(7,933)	(5,231)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	(4,917,912)	(2,131,400)
Net Cash Used in Financing Activities	(4,917,912)	(2,131,400)
Net Increase in Cash	441,098	827,548
Cash at Beginning of Year	871,337	43,789
Cash at End of Year	$1,312,435	$ 871,337

See Accompanying Notes to Financial Statements

1. *Nature of Business*

Bostonia Global Securities LLC (the "Company") is an investment banking boutique located in Boston, Massachusetts. The Company specializes in the private placement of debt securities.

2. *Summary of Significant Accounting Policies*

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Investments
The Company classifies investments as available-for-sale securities. Management has elected to record these investments at cost, as fair market values are generally difficult to determine. Accordingly, there are no unrealized gains or losses recorded in the financial statements.

Income Taxes
The Company has elected to be taxed as a partnership under the Internal Revenue Code and a state statute. In lieu of the Company paying income taxes, the members of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. *Summary of Significant Accounting Policies* *(continued)*

Advertising
The company records expenses for advertising when the liability is incurred. The amounts expensed for the years ended December 31, 2009 and 2008 are $30 and $500, respectively.

3. *Property and Equipment*

Property and equipment consists of the following as of December 31:

	Estimated Useful Lives	2009	2008
Furniture and fixtures	7 or 10 years	$ 13,735	$ 12,457
Computer equipment	5 or 10 years	39,066	32,411
Office equipment	5 years	18,697	18,697
Software	3 years	1,675	1,675
		73,173	65,240
Less accumulated depreciation		(52,119)	(40,036)
		$ 21,054	$ 25,204

Depreciation and amortization expense totaled $12,082 and $11,643 for the years ended December 31, 2009 and 2008, respectively.

4. *Net Capital*

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the years ended December 31, 2009, and 2008, the Company had net capital of $1,373,060 and $941,230 respectively, which was in excess of the minimum net capital of $5,000 and the Company's aggregate indebtedness to net capital ratio was 0.02 to 1 and 0.03 to 1, respectively.

5. *SEC Reporting Requirements*

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3:

  As of December 31, 2009 and 2008, a computation of reserve requirement is not applicable to Bostonia Global Securities, LLC, as the company qualifies for exemption under SEC Rule 15c3-3(k)(2)(ii).

- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3:

  As of December 31, 2009 and 2008, information relating to possession or control requirements is not applicable to Bostonia Global Securities, LLC, as the company qualifies for exemption under SEC 15c3-3(k)(2)(ii).

- A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- A copy of the SIPC Supplement Report
- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

6. *Commitments*

Lease Commitments
The Company leases office facilities at 264 Beacon Street, Boston, MA under operating a lease agreement that expires at October 14, 2010. The Company's annual future minimum payments required under this lease are as follows:

2010	$ 35,723
Total	$ 35,723

Rental expense under operating leases was approximately $46,821 and $20,809 for the years ended December 2009 and 2008, respectively.

6. ***Commitments (continued)***

Fully Disclosed Correspondent Clearing Agreement
During 2005, the Company entered into a fully disclosed correspondent clearing agreement with another broker-dealer (the "clearing firm"). The agreement provides, among other things, that the clearing firm will act as the securities clearing firm for the Company. The agreement also required the Company to deposit $100,000 in a reserve account with the clearing firm as a security deposit to be refunded at the termination of the agreement. During 2009 and 2008, net clearing service fees were $6,788 and $6,318, respectively.

7. ***Subsequent Events***

The Company has evaluated subsequent events through February 10, 2010, the date which the financial statements were issued.

8. ***Concentrations***

The Company maintains substantially all of its cash at financial institutions in bank accounts that at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

9. ***Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2009 and 2008***

Reconciliation with company's computation of net capital included in part IIA of Form X-17A-5 consisted of the following as of December 31, 2009 and 2008:

	2009	2008
Net capital as reported in company's part IIA Un-audited FOCUS report	$1,373,560	$ 941,230
Audit adjustments:		
Accrued accounting fee adjustment	(500)	-
Adjusted net capital	$1,373,060	$ 941,230

10. *Prior Period Adjustment*

Accumulated capital at the beginning of 2009 has been corrected for an adjustment made in error in the prior year. The correction has no effect on the results of the current year activities; however, the cumulative effect increases beginning accumulated capital for 2008 by $10,750. Accordingly, the Company restated its results for the year ended December 31, 2008 in these financial statements.

BOSTONIA GLOBAL SECURITIES LLC
Income Statement Schedule
For the Years Ended December 31, 2009 and 2008

	2009	2008
REVENUE		
Commissions income	$8,218,875	$4,621,721
Other income	219	1,627
Total revenue	$8,219,094	$4,623,348
OPERATING EXPENSES:		
Accounting expense	19,161	26,836
Advertising	30	500
Amortization	558	558
Bank service charges	12,597	14,798
Commissions	1,380,077	1,066,060
Depreciation	11,524	11,085
Dues and subscriptions	71,628	45,850
Education and training	881	-
Insurance	153,440	97,504
Legal and professional fees	173,081	83,596
License and registration	22,605	18,195
Meals and entertainment	21,666	10,672
Office supplies and expense	59,262	39,073
Payroll taxes	39,367	13,294
Postage and delivery	1,797	1,321
Rent	46,821	20,809
Regulatory	6,327	-
Salaries and wages	790,186	181,819
Telephone and internet	18,995	15,649
Travel and lodging	24,646	35,948
Utilities	3,062	1,447
Total operating expenses	$2,857,711	$1,685,014
OTHER INCOME:		
Interest income	$ -	$ 969
Total other income	$ -	$ 969

See Independent Auditor's Report

BOSTONIA GLOBAL SECURITIES LLC
Computation of Net Capital
As of December 31, 2009 and 2008

	2009	2008
Total assets	$1,502,579	$1,063,457
Total liabilities	25,755	30,105
Net worth	1,476,824	1,033,352
Non-allowable assets	(103,764)	(92,122)
Net capital	1,373,060	941,230
Minimum net capital	5,000	5,000
Excess net capital	$1,368,060	$ 936,230

See Independent Auditor's Report

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Report on Internal Control

To the Members of
Bostonia Global Securities LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Bostonia Global Securities LLC as of and for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our audit for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Sulesky & Associates, LLC

Needham Heights, Massachusetts
February 10, 2010